Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

October 24, 2008

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation Form 10-KSB for the year ended December 31, 2007 Form 10-Q for the quarter ended June 30, 2008 SEC File No. 0-2000 Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”) we are submitting this letter in response to your letter dated October 17, 2008, which comments on Entrx’s Form 10-KSB for the year ended December 31, 2007 and Entrx’s Form 10-Q for the quarter ended June 30, 2008.

Comment 2. Financial Statements - Consolidated Statements of Operations, page 23 of 2007 Form 10-KSB.

In evaluating the quantitative and qualitative aspects of the misclassification of the gains on sale of the building and legal settlements, Entrx considered the guidance contained in SAB Topic 1:M, and also considered the guidance contained in PCAOB AU 312 and AU 9312. With respect to the foregoing, PCAOB AU 312 defines materiality as “the magnitude of an omission or misstatement of accounting information that in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” PCAOB AU 9312 further states that “the quantitative evaluation of identified misstatements is a matter of professional judgment and should reflect a measure of materiality that is based on the element or elements of the financial statements that, in the auditor's judgment, are expected to affect the judgment of a reasonable person who will rely on the financial statements, considering the nature of the reporting entity.”

Securities and Exchange Commission
October 24, 2008

Because Entrx has no significant long-term debt obligations, bonding requirements, or institutional investors, the users of Entrx’s financial statements principally consist of individual investors, approximately 25% of which are insiders and holders of at least 5% of the outstanding shares. In addition, Entrx did not incur significant amounts of interest expense or interest income during 2006. For these reasons, Entrx does not believe that the financial statement line item “operating income” carries any particular significance for persons who rely on its financial statements and therefore believes that the line item “net income” comprises the more relevant measure of Entrx’s operating performance.

Entrx has also considered the qualitative factors discussed in SAB Topic 1:M, namely that the misclassifications:

1)	Did not result from an item capable of precise measurement or an estimate.

2)
Did not mask a change in earnings. Both items are separately presented and disclosed in the financial statements, thereby adding transparency to Entrx’s reported earnings for the period. In addition, the misclassifications had no impact on previously reported earnings.

3)	Did not hide a failure to meet analyst expectations. There is currently no analyst coverage of Entrx.

4)	Did not change Entrx’s previously reported net income into a loss, or vice versa. The misclassification has no impact on Entrx’s previously reported net income, financial position, or cash flows.

5)	Did not affect segment disclosures, given that Entrx’s operations are contained in one reportable segment.

6)	Did not affect compliance with regulatory requirements, loan covenants or other contractual requirements.

7)	Did not impact management compensation.

8)	Did not conceal an unlawful transaction.

Furthermore, Entrx notes that the gain on sale of building, land and building improvements and other income - settlements were both prominently displayed on the face of the statement of operations and transparently disclosed in Notes 6 and 14, respectively, of the 2007 Form 10-KSB and additionally notes that the 2006 period which contains the misclassification will not be included in future filings. Although the misclassifications could be considered to be arguably large when viewed solely as a percentage of previously reported operating income, Entrx has concluded for all of the reasons articulated herein that the judgment of a reasonable person relying on the information would in all probability not have been changed by the misclassification and that the misclassification is therefore not material to Entrx’s previously reported financial results.

Securities and Exchange Commission
October 24, 2008

Comment 3. Notes to Financial Statement - Note 5 - Investments in Unconsolidated Affiliates, page 31 of 2007 Form 10-KSB.

There may have been some confusion regarding the price of Catalytic Solutions, Inc. (“Catalytic”) as quoted on the AIM market. The quote of 81.5 GBX and 59.5 GBX (GBX stands for British Pence Sterling, and not Pounds Sterling) for Catalytic common stock on December 31, 2007 and June 30, 2008, respectively, is in fact 81.5 and 59.5 pence. Converted into U.S. Dollars for those two times, the price would be $1.59 and $1.14 per share, respectively. In our prior correspondence to you, we have discussed the reasons why we do not find the AIM market (and, in particular, the AIM market as it relates to Catalytic common stock) to be a good indicator of what Entrx could realize if it attempted to sell all or any substantial amount of the Catalytic shares. We note that in the past 30 days there were only four trades (apparently purchases at the asked price) of the Catalytic shares, totaling approximately $12,000 in value in the aggregate, with the largest trade being 5,000 shares. A vast majority of the daily closing prices quoted were merely the average between the bid and asked prices on that date, not actual transactions. For example, on October 20, 2008, the bid was 36 GBX and the asked was 41 GBX (a better than 10% spread), and the closing price was quoted at 38.5 GBX.

The following table sets forth the share volume and the number of trades of Catalytic common stock on the AIM market from January 1, 2007 through September 30, 2008 (trading of Catalytic common stock on the AIM market began in October 2007):

Month/Year	Volume	# of Days with Trades
Jan-07	168,100	4
Feb-07	888,400	7
Mar-07	335,500	5
Apr-07	4,000	1
May-07	967,100	12
Jun-07	281,900	9
Jul-07	81,700	9
Aug-07	86,500	5
Sep-07	8,200	4
Oct-07	46,100	6
Nov-07	1,000	1
Dec-07	9,500	4
Jan-08	22,400	5
Feb-08	1,200	1
Mar-08	-	-
Apr-08	37,000	5
May-08	175,300	7
Jun-08	76,100	4
Jul-08	108,400	4
Aug-08	10,000	2
Sep-08	15,000	3

Securities and Exchange Commission
October 24, 2008

There also may have been some doubling up of the trades and volumes, as they may have included both the buy and sell side of the same agency transaction.

The following table sets forth the method by which a value of the Catalytic common stock could be arrived at using the prices quoted on the AIM market, and the difference between that value and Entrx’s carrying value:

Calculation of AIM valuation
	Stock Price in Pence Based upon actual trades	Exchange Rate	Stock Price in $	Shares	Value of Catalytic Shares Based Upon AIM Prices	Value as Presented in Previous Response (1)	Carrying Value	Change from Carrying Value

12/31/2006	131.5	1.9591	$2.58	384,084	$989,484	$999,000	$450,000	$549,000
3/31/2007	115.5	1.9625	$2.27	384,084	$870,598	$880,000	$450,000	$430,000
6/30/2007	129.5	2.0039	$2.60	384,084	$996,717	$964,000	$450,000	$514,000
12/31/2007	80	1.9815	$1.59	384,084	$608,850	$609,000	$450,000	$159,000
3/31/2008	70	1.97554	$1.38	384,084	$531,141	$531,000	$450,000	$81,000
6/30/2008	57.5	1.98176	$1.14	384,084	$437,668	$442,000	$450,000	$(8,000)

(1) Some of the values of Catalytic Shares Based Upon Aim Value are slightly different due to being calculated based upon last trade data rather than Bid and Ask data.

The following tabulation shows a breakdown of the investments in unconsolidated affiliates on an as-reported and an if-revised basis:

	June 30, 2008	December 31, 2007	December 31, 2006

Investments in Unconsolidated Affiliates

As Reported:
Catalytic Solutions	$450,000	$450,000	$450,000
Clearwire Corporation	-	-	756,889

Total As Reported	$450,000	$450,000	$1,206,889

If Revised:
Catalytic Solutions	$(8,000)	$159,000	$549,000

Total if Revised	$442,000	$609,000	$1,755,889

It is likely that Entrx will take a charge-off on its financial statements for the Catalytic common stock at September 30, 2008, in an amount that will be determined by a number of factors, including the prices quoted on the AIM market at that time, but takes into account Entrx’s belief of the lack of breadth and scope of the AIM market, particularly as it relates to Catalytic common stock.

Securities and Exchange Commission
October 24, 2008

Comment 4. General.

Entrx will address the SEC staff’s comments numbered 2 and 3 in its interim filings consistent with its above response.

Comment 5. Notes to the Financial Statements - Note 10, page 8 of the June 30, 2008 Form 10-Q.

In its Form 10-Q for the three-month period ended September 30, 2008, Entrx will include substantially the following language relating to its estimated future per settled case liability:

“The number of asbestos-related claims made against Entrx has reflected a general downward trend. We believe that it is probable that this general trend will continue, although such continuance cannot be assured. From 2001 and through 2006, the annual average indemnity paid on over 2,550 resolved cases has fluctuated significantly, between a low of $14,504 in 2006 and a high of $26,520 in 2001, with an overall average over that period of approximately $19,131. During this period, there has been no discernible upward or downward trend in indemnity payments. However, the indemnity paid on the 44 cases resolved in the three months ended March 31, 2008 averaged $107,308, as a result of one case in which the plaintiff received a jury award of $1,659,000 and three other cases which settled for approximately $1,000,000 each. The average indemnity paid on resolved claims in the second and third quarters was $1,304 and $9,500, respectively, with an average per settled claim indemnity of approximately $48,000 for the nine-month period ended September 30, 2008.

“While we estimate that the average indemnity paid on all claims resolved in 2008 could be over $40,000, we believe that the results of the first quarter represent an anomaly in relation to the past history of settled claims. Our methodology for estimating current and projected liability for asbestos-related claims, including estimates of our future per resolved claim liability, has consistently involved the observation of trailing multiple-year claims and expense history. In evaluating the adequacy of our recorded liability at the end of the third quarter, we considered the impact of the unfavorable first quarter 2008 claims experience in our trailing, multiple-year claims and expense calculation methodology, and concluded that the impact of the potential increase in the projected per resolved claim liability was not sufficiently material to result in revision of Entrx’s recorded liability. Accordingly, Entrx believes that the unfavorable short term impact of the resolution of these four claims in the first quarter of 2008 neither provides a better estimate nor is indicative of a reasonable range of the liability that might be required to resolve all remaining known and incurred but not reported claims. Rather, we have consistently recorded as our best estimate of liability the amount indicated by the trailing multiple-year claims and expense history. Accordingly, we intend to continue to use the $19,131 historical average indemnity payment in estimating our aggregate asbestos-related personal injury liability until we are able to take into consideration the results of resolved cases during the remainder of 2008.”

Securities and Exchange Commission
October 24, 2008

This language will be in lieu of the paragraph in Note 10 on page 8 of Entrx’s Form 10-Q for June 30, 2008, which includes the discussion of the use of the average indemnity of $19,131 in projecting future liability as referred to in your letter.

I will not be readily available for the next three weeks. Accordingly, please feel free to correspond with Randy Sparling of our office. He may be reached at 612-373-8425.

Very truly yours,

/s/ Roger H. Frommelt

Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation Brian Niebur, Entrx Corporation